UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35026

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Pacific Capital Bancorp

1021 Anacapa Street

Santa Barbara, CA 93101

Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Compensation and Benefits Committee

Pacific Capital Bancorp Amended and Restated Incentive and Investment and

Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statements of net assets available for benefits of Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hutchinson and Bloodgood LLP

Los Angeles, California

June 26, 2012

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value	$65,501,569	$70,540,003
Receivables:
Notes receivable from participants	2,417,727	2,218,988
Participant contributions	351	11,236
Employer contributions	1,146,301	—
Interest receivable	—	3,485
Dividend receivable	15,481	15,494

Total receivables	3,579,860	2,249,203

Net assets reflecting investments at fair value	69,081,429	72,789,206
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(45,342)	(174,239)

NET ASSETS AVAILABLE FOR BENEFITS	$69,036,087	$72,614,967

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2011	2010

ADDITIONS
Investment (loss)/income:
Net (depreciation)/appreciation in fair value of investments	$(2,726,668)	$6,330,734
Interest, dividends and capital gain distributions	1,064,364	1,217,542

Net investment (loss)/income	(1,662,304)	7,548,276
Interest income on notes receivable from participants	80,485	98,468
Contributions:
Participant	3,626,923	3,860,622
Employer	1,161,725	488,469
Rollover	141,797	538,955

Total contributions	4,930,445	4,888,046

Total additions	3,348,626	12,534,790
DEDUCTIONS
Benefits paid to participants	6,901,558	8,701,992
Participant loans terminated due to withdrawals of participants	11,360	—
Administrative expenses	14,588	61,100

Total deductions	6,927,506	8,763,092

NET (DECREASE)/ INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(3,578,880)	3,771,698
TRANSFERS OF ASSETS, NET	—	(578,054)
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	72,614,967	69,421,323

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$69,036,087	$72,614,967

The accompanying notes are an integral part of these financial statements.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 1.        DESCRIPTION OF THE PLAN

The following description of Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Pacific Capital Bancorp (“the Company” and “Plan Sponsor”) who have attained age 18 and completed three months of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s net assets are held in a trust completely separate from the Company’s assets. In January 2010, the Company announced the suspension of the 401(k) Company match beginning March 1, 2010. In January 2011, the Company reinstated the Company match.

On July 2, 2010, the Plan was amended to allow employees to contribute after-tax monies into their 401(k) Savings accounts to allow participants to participate in the rights offering discussed below as it relates to the Company’s common stock, which is one of the Plan’s investment options.

On July 19, 2010, the Compensation and Benefits Committee of the Company resolved to merge the Employee Stock Ownership Plan and Trust (“ESOP”), an affiliated plan, and transfer the assets of the ESOP into the Plan and allow the Plan participants to exercise the stock rights they receive with respect to the Company common stock held in the ESOP. Refer to Note 7 “Transfers of Assets, Net” of these financial statements for additional disclosures.

The following events occurred during the year ended December 31, 2010, that impacted the Company’s common stock, which is one of the Plan’s investment options.

On August 31, 2010, pursuant to the terms of an Investment Agreement dated April 29, 2010, by and among the Company, Santa Barbara Bank and Trust, N.A. (“the Bank”) and SB Acquisition Company, LLC, a wholly-owned subsidiary of Ford Financial Fund, L.P. (the “Investor”), the Company issued to the Investor (i) 2,250,000 shares of common stock at a purchase price of $20.00 per share and (ii) 455,000 newly created shares of Series C Convertible Participating Voting Preferred Stock at a purchase price of $1,000 per share. The aggregate consideration paid to the Company by the Investor for these securities was $500 million in cash.

On October 18, 2010, the Company commenced a Rights Offering pursuant to which Company shareholders of record on August 30, 2010 were entitled to purchase, in the aggregate, up to approximately 7.27 million shares of the Company’s common stock.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 1.        DESCRIPTION OF THE PLAN - (CONTINUED)

On December 28, 2010, the Company effected a 1-for-100 reverse stock split, reducing its authorized common shares from 5 billion to 50 million. All outstanding stock options and warrants to purchase stock, and their respective exercise prices, were adjusted for this reverse stock split.

Contributions

Participants may defer an amount equal to not less than one percent or no more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute as rollovers, amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code (“IRC”) for the years ended December 31, 2011, and 2010, was $16,500. Catch up contributions of $5,500 were available to participants who had attained age 50 or older by December 31, 2011 and 2010, and had not exceeded the contribution limit for the Plan year.

Through February 28, 2010, the Company elected to make matching contributions under the safe harbor rules and regulations of the IRC equal to 100% of the first 3 percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next 3 percent of the participant’s compensation that is contributed to the Plan as deferral contributions. Beginning March 1, 2010, the Company suspended the matching contributions until January 2011, when the Company reinstated the Company match and elected to provide a match of 1 percent to 50 percent on participant contributions, up to a maximum of 6 percent of participant’s compensation, under the non-safe harbor rules and regulations of the IRC. The total matching contribution for all of 2011 was 3 percent. The Company may also make annual profit sharing and qualified non-elective contributions. The Company matching contributions amounted to $1,161,725 and $488,469 for the years ended December 31, 2011 and 2010, respectively. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2011 and 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, Company non-safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of service. The Company adopted a 2-6 year graded vesting schedule as follows:

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 1.        DESCRIPTION OF THE PLAN - (CONTINUED)

Years of Service	Percentage Vested (%)

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement or (2) death, or has terminated employment by the reason of permanent disability, the Company profit sharing contributions become 100% vested without regard to years of service.

Notes Receivable from Participants

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the going base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks. The repayment term of the loan is not to exceed five years, except for loans used to purchase the participant’s primary residence, which has a repayment term not to exceed 15 years. Upon termination of employment, all loans will immediately become due and payable. If a loan is not repaid within a reasonable time following termination of employment, the loan will be offset against the participant’s vested account balance.

Investment Options

Participants direct the investments of their deferrals, Company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers money market, common collective trusts, mutual funds, the Company common stock and self-directed accounts as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Benefit Payments

On termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. If a participant’s vested account is greater than $1,000 but less than $5,000, and if the participant does not elect to have a rollover into an eligible retirement plan or to receive a distribution directly, such account will be rolled over to an individual retirement plan designated by the Plan Administrator.

The Plan also allows participants to withdraw their employee deferral contributions at age 59-1/2 or upon experiencing a financial hardship as defined by the IRC. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 1.        DESCRIPTION OF THE PLAN - (CONTINUED)

Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the Company profit-sharing contributions upon termination of employment. Such forfeitures shall first be used to restore the forfeited accounts of reemployed participants, and if any forfeitures remain, shall first be allocated to pay for administrative or legal expenses of the Plan, then will be allocated among the accounts of participants who are eligible employees during the Plan year. During 2011, and 2010, there were no forfeitures resulting from profit-sharing contributions. The remaining balance in the forfeiture account was $4,421 and $4,333 at December 31, 2011, and 2010, respectively.

NOTE 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the fair value measurement and disclosure requirements in accordance with accounting standards, which defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The accounting standard does not require any new fair value measurements, but applies under other existing accounting pronouncements that require or permit fair value measurements. Refer to Note 4, “Fair Value Measurements,” of these financial statements for additional disclosures.

The Charles Schwab Stable Value Fund (“the Fund”) is a common collective trust fund, which invests in a diversified portfolio of stable assets. The investment contracts for the Fund are all fully benefit-responsive at the contract value. The Fund is recorded at fair value; however, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As a result, the difference between contract value and fair value of the Fund is reflected on the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Realized and Unrealized Appreciation/(Depreciation)

Realized and unrealized appreciation/(depreciation) are based on the fair value of the assets at the end of the Plan year compared to the fair value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased or exchanged during the Plan year.

Administrative Expenses

The Plan and the Company incurs certain expenses in administering the Plan. Expenses paid by the Company are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments, legal expenses, mutual fund management fees and loan processing. During the years ended December 31, 2011 and 2010, the Plan paid administrative expense to an affiliate of Charles Schwab Trust Company for certain investments invested in Charles Schwab mutual funds managed and legal expenses. Fees paid by the Plan to Charles Schwab for the investment management services amounted to $14,588 and $30,824 for the years ended December 31, 2011, and 2010, respectively. During the year ended December 31, 2010, the Plan paid legal expenses in the amount of $30,276 to correct certain matching errors. There were no such legal expenses paid in the year ended December 31, 2011.

The Company pays Morton Capital Management, a registered investment advisor and a wholly-owned subsidiary of the Company, a quarterly fee for investment advisory services provided to the Plan. The quarterly fee is calculated at 15 basis points of total net plan assets, excluding the value of the Company’s stock in the Plan and self-directed brokerage accounts. During the years ended December 31, 2011 and 2010, fees paid to Morton Capital Management were $99,479 and $98,601, respectively.

NOTE 3.        INVESTMENTS

The following presents investments of the Plan as of December 31, 2011, and 2010.

	December 31,
	2011		2010
Money market funds	$5,498		$34,621
Common collective trust:
Charles Schwab Stable Value Fund	6,571,246	*	6,753,455	*
Mutual funds:
T. Rowe Price Retirement 2010 Adv	8,253,859	*	8,713,793	*
T. Rowe Price Retirement 2020 Adv	6,795,441	*	7,982,348	*
T. Rowe Price Retirement 2030 Adv	8,061,802	*	8,961,169	*
PIMCO Total Return	3,558,918	*	3,166,228
Other mutual funds	27,361,797		29,629,272
Self-directed accounts	1,528,054		1,447,779
Pacific Capital Bancorp common stock	3,319,612		3,677,099

Total investments	$65,456,227		$70,365,764

*	Specific investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 3.        INVESTMENTS - (CONTINUED)

During the years ended December 31, 2011, and 2010, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated or depreciated in fair value as follows:

	December 31,
	2011	2010
Pacific Capital Bancorp common stock	$3,674	$(708,757)
Mutual funds	(2,951,293)	6,766,726
Common collective trust	307,766	201,047
Self-directed accounts	(86,815)	71,718

Net (depreciation)/appreciation in fair value of investments	$(2,726,668)	$6,330,734

NOTE 4.        FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value and establishes a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1	–	Observable quoted prices in active markets for identical assets and liabilities.

Level 2	–

Observable quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3	–

Model-based techniques that use at least one significant assumption not observable in the market.

These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models,

discounted cash flow models and similar techniques.

The following methods and assumptions were used to estimate the fair value of each class of assets that are recognized at fair value. There have been no changes in the methodologies used as of December 31, 2011 and 2010.

■	Money market funds: The carrying value approximates fair value.

■

Common collective trust: The Charles Schwab Stable Value Fund is the Plan’s common collective trust fund which invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, bonds, notes, alternative and synthetic guaranteed investment contracts as well as short-term money market instruments. In determining fair value for the common collective trust, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance  with the terms  of  the contracts  and, the  likelihood  of default by the issuer of an investment  security. The fair

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 4.        FAIR VALUE MEASUREMENTS - (CONTINUED)

value of the wrap contracts is determined using a discounted methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values as reported by the funds daily. Short-term money market investments are stated at amortized cost, which approximates fair value. Participant-directed redemptions will be distributed within 30 days at contract value; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund at contract value or it may receive the fair value of its proportionate share of the fund upon earlier distribution.

■	Mutual funds: Valued using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

■

Self-directed accounts: Consisted of cash, common stocks, mutual funds and unit investment trusts. The carrying value of cash approximates fair value. Common stocks, mutual funds and unit investment trusts are value using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

■	Pacific Capital Bancorp common stocks: Valued using quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in different fair value measurements as of the reporting date.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 4.        FAIR VALUE MEASUREMENTS - (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011, and 2010.

	December 31, 2011	Recurring Fair Value Measurements at Reporting
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Money market funds	$5,498	$5,498	$—	$—
Common collective trust	6,616,588	—	6,616,588	—
Mutual funds:
Equity – domestic	15,938,361	15,938,361	—	—
Equity – international	4,409,954	4,409,954	—
Specialty	1,098,033	1,098,033	—	—
Bonds	7,421,968	7,421,968	—	—
Balanced	25,163,501	25,163,501	—	—
Self-directed accounts	1,528,054	1,528,054	—	—
Pacific Capital Bancorp common stock	3,319,612	3,319,612	—	—

Total investments, at fair value	$65,501,569	$58,884,981	$6,616,588	$—

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 4.        FAIR VALUE MEASUREMENTS - (CONTINUED)

		Recurring Fair Value Measurements at Reporting
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Money market funds	$34,621	$34,621	$—	$—
Common collective trust	6,927,694	—	6,927,694	—
Mutual funds:
Equity – domestic	17,852,959	17,852,959	—	—
Equity – international	5,185,317	5,185,317	—	—
Specialty	1,231,860	1,231,860	—	—
Bonds	6,799,999	6,799,999	—	—
Balanced	27,382,675	27,382,675	—	—
Self-directed accounts	1,447,779	1,447,779	—	—
Pacific Capital Bancorp common stock	3,677,099	3,677,099	—	—

Total investments, at fair value	$70,540,003	$63,612,309	$6,927,694	$—

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 5.        PARTY-IN INTEREST TRANSACTIONS

The Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. This fund is comprised of a short-term investment fund component and shares of common stock. During the years ended December 31, 2011, and 2010, the Plan’s investment activities and valuation of this fund were approximately as follows:

	December 31,
	2011	2010
Purchases	$426,973	$14,126,524
Sales	(2,022,804)	(9,696,929)
Net appreciation/(depreciation) and dividends	3,673	(708,757)
Ending investment value	3,319,612	3,677,099

NOTE 6.        TAX STATUS

The Company adopted a non-standardized prototype plan, which received an opinion letter from the Internal Revenue Service (“IRS”) dated May 23, 2008, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since adopting the non-standardized prototype plan. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan Sponsor has also indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC in the event of noncompliance.

NOTE 7.        TRANSFERS OF ASSETS, NET

Transfer from Employee Stock Ownership Plan and Trust

During 2010, $1,962,441 of participant account balances of ESOP was transferred to the Plan. In accordance with the provisions of the IRC, when employees have been participating in an ESOP for at least ten years and have attained the age of 55, the Company is required to permit those “qualified” employees to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of the Company’s common stock may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 7.        TRANSFERS OF ASSETS, NET - (CONTINUED)

In connection with the Rights Offering described in Note 1, “Description of the Plan,” of these financial statements, the Compensation and Benefits Committee of the Company resolved on July 19, 2010, to merge the ESOP and transfer the ESOP’s assets into the Plan. As result, the ESOP was dissolved effective August 27, 2010.

There were no such transfers into the Plan during 2011.

Transfer to Santa Barbara Tax Products Group 401(k) Savings Plan

On January 14, 2010, the Company entered into a Purchase and Sale Agreement with Santa Barbara Tax Products Group, LLC (“SBTPG”), pursuant to which SBTPG agreed to purchase the Company’s assets of the Refund Anticipation Loan and Refund Transfer Programs (“RAL and RT Programs”) segment, including the fixed assets, uncollected loans, contract with tax preparers, and customer lists. In connection with this sale, a total of $2,540,495 of participant account balances from employees of the RAL and RT Programs segment were transferred from the Plan to SBTPG’s 401(k) Savings Plan. There were no such transfers out of the Plan during 2011.

NOTE 8.        RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9.        PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 10.      SUBSEQUENT EVENTS

In November 2011, Schwab announced that Schwab Bank, would terminate and liquidate the Schwab Stable Value Fund which represents 9.6% of total net assets available for benefits effective April 30, 2012. A replacement fund, the Federated Capital Preservation Fund, was explored by the Plan’s registered investment advisor and approved by the Compensation and Benefits Committee and it replaced the Schwab Stable Value Fund effective April 2, 2012.

On March 12, 2012, the Company announced that it had entered into a Merger Agreement with UnionBanCal Corporation (the “Merger Agreement”). The acquisition requires approval from banking regulators and is subject to other customary closing conditions, and is expected to be completed in the fourth quarter of 2012. Upon the approval of the merger agreement, the Plan assets will be transferred and merged into a qualified plan under UnionBanCal Corporation.

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 10.      SUBSEQUENT EVENTS - (CONTINUED)

The Plan has evaluated subsequent events and transactions that have occurred after December 31, 2011, through June 26, 2012, the date which the accompanying financial statements were available to be issued, and noted no other subsequent events for recognition and disclosure.

NOTE 11.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Company’s 2011 and 2010 Form 5500 were prepared under the accrual basis method. The Plan’s financial statements report the fair value for fully benefit-responsive investment contracts with an adjustment to record the Plan’s net assets at contract value for such investments. The net assets per the Form 5500, reflect the fair value of fully benefit-responsive investment contracts.

The following is a reconciliation of net assets available for benefits as of December 31, 2011, and 2010, as reported on the financial statements and Form 5500:

	December 31,
	2011	2010
Per financial statements	$69,036,087	$72,614,967
Fair value adjustment for fully benefit-responsive investment contracts	45,342	174,239

Per Form 5500	$69,081,429	$72,789,206

The following is a reconciliation of the net (decrease)/increase in net assets available for benefits for the years ended December 31 as reported on the financial statements and Form 5500:

	Year Ended December 31,
	2011	2010
Per financial statements	$(3,578,880)	$3,771,698
Fair value adjustment for fully benefit-responsive investment contracts	(128,897)	113,532

Per Form 5500	$(3,707,777)	$3,885,230

Supplemental Schedule

Pacific Capital Bancorp Amended and Restated

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

*	Charles Schwab Trust Company	Schwab US Treasury Money Fund	*	*	$5,498

*	Charles Schwab Stable Value Fund	Common/Collective Trust	*	*	6,616,588
	Absolute Opportunity Institutional	Mutual Fund	*	*	229,707
	Alliance Berns Mid-cap Value A	Mutual Fund	*	*	547,383
	American Funds Washington Mutual R4	Mutual Fund	*	*	2,470,537
	Cohen & Steers Realty Shares	Mutual Fund	*	*	194,498
	Fairholme Fund	Mutual Fund	*	*	1,937,160
	First Eagle Overseas A	Mutual Fund	*	*	442,158
	FPA New Income Fund	Mutual Fund	*	*	772,966
	Harbor International Ret	Mutual Fund	*	*	711,133
	JP Morgan High Yield Fund Sel	Mutual Fund	*	*	520,645
	Keeley Small Cap Value Fund	Mutual Fund	*	*	221,615
	Leuthold Asset Allocation	Mutual Fund	*	*	220,198
	Loomis Sayles Bond Ret	Mutual Fund	*	*	2,052,697
	Litman Masters Sel Smaller Companies	Mutual Fund	*	*	3,160,469
	Litman Masters Select Equity	Mutual Fund	*	*	739,459
	Litman Masters Select International Fund	Mutual Fund	*	*	2,033,345
	PIMCO All Asset Authority D	Mutual Fund	*	*	370,779
	PIMCO Total Return Fd Class D	Mutual Fund	*	*	3,558,918
	PRIMECAP Odyssey Growth	Mutual Fund	*	*	2,710,408
*	Schwab Core Equity Fund	Mutual Fund	*	*	189,898
*	Schwab Hedged Equity Fund	Mutual Fund	*	*	95,133
*	Schwab International Index FD	Mutual Fund	*	*	327,732
*	Schwab S&P 500 Index Fund	Mutual Fund	*	*	3,443,058
*	Schwab Small-Cap Index Fund	Mutual Fund	*	*	518,374
	T. Rowe Price Emerg Mkts Stk Fund	Mutual Fund	*	*	895,586
	T. Rowe Price New Era Fund	Mutual Fund	*	*	578,695
	T. Rowe Price Retirement 2010 Adv	Mutual Fund	*	*	8,253,859
	T. Rowe Price Retirement 2020 Adv	Mutual Fund	*	*	6,795,441
	T. Rowe Price Retirement 2030 Adv	Mutual Fund	*	*	8,061,802
	T. Rowe Price Retirement 2040 Adv	Mutual Fund	*	*	213,783
	T. Rowe Price Retirement 2050 Adv	Mutual Fund	*	*	234,646
	T. Rowe Price Retirement Inc Adv	Mutual Fund	*	*	874,796
	T. Rowe Price Spectrum Income	Mutual Fund	*	*	516,743
	T. Rowe Price Capital Appreciation	Mutual Fund	*	*	138,196
*	Pacific Capital Bancorp	Plan sponsor common stock	*	*	3,319,612
*	Participant Loans	Interest rates ranging from 3.25% to 10.00%, maturing on various dates through April 2025	—		2,417,727
	Personal Choice Retirement Accounts	Self-directed brokerage accounts	*	*	1,528,054

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
$67,919,296

*	Party-in-interest transactions as defined by ERISA.
**	Cost omitted in accordance with Department of Labor’s reporting requirements for participant-directed accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (Name of Plan)

Date: June 26, 2012	/s/ Mark K. Olson
Mark K. Olson Chief Financial Officer